Sheri M. Watts ▶ (310) 789-1291 ▶ swatts@troygould.com	File No. 2311-2
February 3, 2006
Via FedEx and Edgar
Mr. John Reynolds, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

RE: General Finance Corporation — Amendment No.1 to Registration Statement on Form S-1 Filed January 4, 2006; File No. 333-129830
Mr. Reynolds:
     On behalf of General Finance Corporation, a Delaware corporation (the “Company”), we hereby transmit Amendment No. 2 to the above-referenced Registration Statement, as filed with the Securities and Exchange Commission on the date hereof, marked to show composite changes from Amendment No.1 to the Registration Statement filed with the SEC on January 4, 2006.
     The changes reflected in Amendment No. 2 include those made by the Company in response to the comments of the Staff of the Division of Corporation Finance of the SEC set forth in your letter dated January 31, 2006, to Mr. Ronald Valenta, Chief Executive Officer of the Company, with respect to the Registration Statement. Amendment No. 2 also includes other changes that are intended to update, clarify and render more complete the information contained therein.
     Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in Amendment No. 2. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 2, which includes the prospectus as revised.
General
     1. We note your response to prior comment three in our letter dated December 15, 2005 that you have deleted the sentence and check box referring to Rule 434. However, the registration statement facing page still indicates that delivery of the prospectus is expected to be made in compliance with Rule 434. Therefore, we reissue prior comment three.

Mr. John Reynolds
February 3, 2006

     Company Response.
     The sentence and check box have been deleted.
     2.    We note your response to comment three of our letter dated December 15, 2005. We understand that existing shares will not be specifically eligible for the conversion feature or pro rata distribution, if it occurs. We are looking at this issue from an economic prospective and the average price existing shareholders pay for their “equity stake” in the company. Because existing stockholders received the initial shares at a minimal price, they would not be affected in the same proportion as public stockholders by exercising their conversion rights if they decided to do so with those shares for which such rights apply. As such, we are of the opinion that the prior comment regarding incentives and disincentives applies.
     Company Response.
     As previously noted, our existing stockholders do not have conversion rights with respect to shares held by them prior to the offering. Our existing stockholders have further agreed that they will not exercise their conversion rights with respect to any shares of common stock which may be acquired by them in connection with or after the offering.
     Exhibit 10.8 has been added and the disclosure under “Conversion rights for stockholders voting to reject a business combination” on page 5 has been revised to reflect this change.
Prospectus Summary, page 1
     3.    We note the disclosure throughout your registration statement that you would be required to convert to cash up to approximately 19.99% of the common stock sold in this offering. Please clarify whether the company may structure or consummate a business combination in which less than 19.99% of the IPO shareholders will be able to convert and the business combination still go forward.
     Company Response.
     The Company has revised the disclosure on pages 5 and 30 to clarify that if necessary or desirable in connection with a particular business combination, it may stipulate that it will not proceed if an even lesser percentage that 20% of the shares exercise their conversion rights.

Mr. John Reynolds
February 3, 2006

     4.    We note your supplemental response to prior comment 11 in our letter dated December 15, 2005 that the payment of any compensation to the officers will not be a criterion in selecting and voting on the business combination. Since any employment agreements would be negotiated at the same time as the business combination, it would appear that compensation arrangements for officers and/or directors may impact the negotiations relating to a business combination and may represent a conflict of interest. Also, please revise the disclosure on page 5 to indicate whether or not these insiders may be entitled to fees or compensation at the time of or after the business combination.
     Company Response.
            The Company respectfully refers the Staff to risk factor nine appearing on page 11 of the Registration Statement in which the Company states:
“Since our current management may be negotiating the terms of the business combination as well as the terms of their employment or consulting arrangements, our current management may have a conflict of interest in negotiating terms favorable to the company in the acquisition agreement and at the same time negotiating terms in their employment or consulting arrangements that are favorable to them. Although management intends to fully exercise its fiduciary duty to negotiate terms in the acquisition agreement that will be in the best interests of the combined-company and its public stockholders, members of management may be negotiating terms in their employment or consulting agreements that are favorable to them.”
            The discussion on page 5 under “Limited payments to insiders prior to a business combination” has been revised to state that Messrs. Valenta and Johnson will not be entitled to fees or compensation in connection with a business combination, but may be entitled to compensation after the business combination if they remain employed by the company.
     5.    We reissue prior comment 12 in our letter dated December 15, 2005. We continue to note the statement that you will pay the costs of liquidation and dissolution from the remaining assets outside of the trust account. We note your supplemental response that you will have the $250,000 received from the sale of common stock to existing shareholders and that you have access to up to $1.75 million from the revolving line of credit. The line of credit terminates upon liquidation. If the company decides to liquidate, please explain how

Mr. John Reynolds
February 3, 2006

the funds from the line of credit may he used to pay for liquidation. We note that this does not appear to be one of the acceptable uses of the line of credit, as stated in section 4.1 of exhibit 10.4. We may have further comment.
     Company Response.
     The Company respectfully directs the Staff to Section 1.2.4 of the revolving line of credit which provides that advances may be requested under the line of credit after the second anniversary of the effective date of the registration statement to pay reasonable costs and expenses in connection with the liquidation of the Company. Section 4.1 of the revolving line of credit and Sections 1.3 and 1.4 of the note attached as Exhibit A has been amended to provide for the payment of reasonable costs and expenses in connection with liquidation of the Company. Please see new Exhibit 10.4.
Risk Factors, page 8
     6.    Clearly disclose in risk factor 14 any current affiliations with companies in the specialty finance industry by existing stockholders. Also clearly disclose whether there are any affiliated companies not in this specific industry that may be considered as a target business. Add disclosure in the business section and management section. We may have further comment.
     Company Response.
     Risk factor 14 has been revised to disclose that Ronald F. Valenta is affiliated with Mobile Services Group, Inc., Port-O-Shred LLC and Protosan, Inc. None of the other existing stockholders is affiliated with any companies in the specialty finance industry.
     The Company’s universe of target companies does not absolutely exclude companies outside the specialty finance industry. Therefore, theoretically, any company with which an existing stockholder has an affiliation is a target business. However, the Company does not believe that any of such companies with which an existing stockholder is affiliated is realistically a target business.
     The second to the last paragraph on page 40 under “Conflicts of Interests” has been revised to clarify that the Company will only consummate a business combination with a company affiliated with its existing stockholders, officers or directors if it obtains a fairness opinion from an investment banking firm.
     7.    We reissue prior comment 19 in our letter dated December 15, 2005. Throughout the prospectus, you state that the existing shareholders will place their shares in an escrow account and that these shares will not be released from escrow until “one year from completion of a business combination.” Please explain why this is a material risk? Also,

Mr. John Reynolds
February 3, 2006

clarify in this risk factor when these shares may be released from escrow and please explain how this “may make it more difficult to effect a business combination.”
Company Response.
     The risk disclosed in risk factor 21 is related to the demand registration rights associated with the shares held in escrow, not the fact that the shares are held in, or will be released from, escrow. The last sentence of this risk factor provides that the existence of these rights may make it more difficult to effectuate a business combination or increase the cost of acquiring the target business, as the stockholders of the target business may be discouraged from entering into a business combination or will request a higher price for their securities because of the potential effect the exercise of such rights may have on the trading market for our common stock.
     Disclosure has been added as the second sentence of risk factor 21 to clarify when the shares may be released from escrow.
Use of Proceeds, page 17
     8. We reissue prior comment 20 in our letter dated December 15, 2005. Please clarify in footnote one, the amount of offering expenses that have already been paid. Also, consider adding disclosure to the footnote to state the estimated offering expenses. Clarify the source of the funds for expenses that have been paid to date. The table should be revised to clearly indicate the estimated offering expenses. Also, please revise the footnote to clearly indicate that interest will he paid on the repayment of funds from the line of credit used to cover offering expenses and state the interest rate.
Company Response.
     The footnote has been revised to specify the amount of offering expenses that have been paid as of February 2, 2006 and that such expenses have been paid from the $250,000 proceeds of the sale of common stock to the existing stockholders. The footnote has been further revised to provide that if the Company has borrowed funds under the revolving line of credit to pay offering expenses, proceeds of the offering will be used to repay such portion of the line of credit plus interest at the rate of 8% per annum. Because the offering expenses are estimated in the table, the Company had added the total amount of estimated offering expenses to the table in lieu of adding duplicative disclosure to the footnote.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
     9.    We note that the terms of the line of credit specify how the funds maybe used. Please revise the discussion regarding the line of credit throughout the prospectus to clearly

Mr. John Reynolds
February 3, 2006

state the acceptable uses of the line of credit and that the funds may not be used for any other purpose.
Company Response.
     Disclosure specifying the specific uses of the line of credit has been added to the description of the line of credit in the Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 25. The disclosure on page 25 has also been revised to clearly provide that the line of credit may only be utilized for the purposes so specified.
Proposed Business, page 25
     10.    In your response to prior comment 30, you mentioned a website, or the possibility of a website. If there is currently a website, or if one develops, please disclose the URL address. If you do not currently have a website, clearly state.
Company Response.
     The Company does not have a website. Disclosure has been added under “Sources of target business” on page 27 to reflect this fact.
     11.    Clarify whether any third parties or unaffiliated sources have contacted you regarding potential target companies.
Company Response.
     After the initial filing of the Registration Statement, the Company received an unsolicited telephone call from a person stating he was affiliated with an investment banking company. No information from the caller was obtained about any particular potential target company, and the caller was informed that the Company is in registration and is not discussing or pursuing any potential target companies at this time.
     12.    We continue to note the references to effecting a business combination with a company that is financially unstable. If this is the expected focus of your business search, please revise disclosure throughout the prospectus.
Company Response.
     The Company does not intend to focus on a business combination with a financially unstable company and the disclosure on pages 10, 15 and 26 is so qualified in that manner. The Company has included a reference to financially unstable companies as cautionary to investors because a combination with a financially unstable company has not been excluded

Mr. John Reynolds
February 3, 2006

as a possible business combination. The disclosure on page 26 has been revised to clarify that such companies are not a primary focus of the Company.
     13.    Name those officers and directors that are likely to negotiate senior management or consulting agreements in connection with a business combination.
Company Response.
     John O. Johnson and Marc Perez have been added to the disclosure on page 12 and related disclosure has been added as the last paragraph under “Selection of a target business and structuring of a business combination” on page 29.
Management, page 34
     14.    Please disclose in the prospectus your response to comment 32 of our letter dated December 15, 2005 regarding officers’ or directors’ contractual or fiduciary obligations to present business opportunities to other entities.
Company Response.
     The requested disclosure has been added under the caption “Directors and Executive Officers” on page 37 of the Registration Statement.
Principal Stockholders, page 39
     15.    We continue to note the exclusion of the shares held by Mr. Perez from the amount held by all officers and directors as a group. It would appear that Mr. Perez is an officer of the company, since he is the Controller of the blank check company and is clearly included in the management section. Please revise the table accordingly.
Company Response.
     The Company has revised the table pursuant to your comment.
Statement of Cash Flows, F-6
     16.    We read your response to comment 42 and noted the revised disclosure. It appears that the $34,000 of deferred offering costs reported as a non-cash transaction is still presented as an operating cash activity. Please refer to paragraph 32 of SFAS 95 and revise as necessary.
Company Response.

Mr. John Reynolds
February 3, 2006

     The changes have been made as requested.
Exhibits
     17.    Exhibit 4.2 is marked as having been previously filed. This exhibit was not filed with the initial Form SB-2. Please file this exhibit.
Company Response.
     The index has been revised and Exhibit 4.2 has been included in Amendment No. 2.
*            *            *
     All questions and comments regarding the foregoing can be addressed to either Alan B. Spatz on (310) 789-1231 or the undersigned on (310) 789-1291.
Kind regards,
/s/ Sheri M. Watts
Sheri M. Watts
cc:	Alan B. Spatz, Esq. Ronald F. Valenta John O. Johnson Joel L. Rubinstein, Esq. Michael Powell Mark Slater